Commerce Bancshares, Inc. 1000 Walnut Street Post Office Box 419248 Kansas City Missouri 64141-6248 (816) 234-2000
April 13, 2009
By U.S. Mail and Facsimile to: (703) 813-6983
Mr. Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
File No. 000-02989
Dear Mr. Webb:
We are in receipt of your letter dated April 10, 2009 wherein you have reviewed our response letter to you dated April 3, 2009 and have asked an additional question regarding our narrative disclosure in Note 20 to the Consolidated Financial Statements on page 109 of the Form 10-K. In response we submit the following:
Transactions with Related Persons, page 12 Definitive Proxy Statement
In regards to our narrative disclosure in Note 20, please be advised that for the years 2006 through 2008, Commerce Bancshares (Commerce) leased surface parking lots from Tower Properties (Tower) and also hired Tower to provide building management services for four office buildings and related parking garages owned by Commerce in downtown Kansas City, Missouri. Also as previously discussed, Commerce leased office space in a building owned by Tower for the period January through April 2006; however the building was sold to an outside party effective May 1, 2006.
The table in Note 20 lists out the payments made to Tower for the services described above. As described in the table, rent on leased properties includes rent payments for the surface parking lots and the leased office space for the first four months in 2006. The other categories in the table, exclusive of the dividends paid on Company stock held by Tower, represent payments to Tower in connection with their property management services on our four office buildings and related parking garages. In that regard, fees were paid to Tower as leasing agent for our buildings for outside tenants. Also in accordance with our contract with Tower, fees are paid to manage our buildings and parking garages, including staffing, and we pay fees to Tower to manage and oversee various tenant construction projects that normally occur.

Mr. Mark Webb
United States Securities and Exchange Commission
Division of Corporation Finance
In connection with this response to you, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you need added information about any of the details provided above, please do not hesitate to contact me directly at 816-234-2081.
Sincerely,
/s/ Jeffery Aberdeen
Jeffery Aberdeen, Controller
Jeffa@cbsh.com
Fax 816-234-2369